(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 14, 2014

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Oxford Street Trust II (the trust):
Fidelity Commodity Strategy Central Fund (the fund)
File No. 811-22893

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the trust is the trust's initial effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, is maintained at the offices of the trust. This filing also includes conformed copies of the manually signed consent of the trust's independent registered public accounting firms, the original of which is maintained at the offices of the trust. The funds' Part A and Part B, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the initial registration statement.

This filing includes the following items: cover letter, facing page, Part A, Part B, and Part C for Fidelity Commodity Strategy Central Fund.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Juanita Cassidy
Juanita Cassidy
Legal Product Group